Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264466

LORD ABBETT SPECIAL SITUATIONS INCOME FUND

Supplement dated December 9, 2022 to the

Prospectus and Statement of Additional Information, each dated

May 1, 2022

The first paragraph of the section titled “Prospectus Summary – Investment Adviser” on page 6 of the prospectus, is replaced in its entirety as follows:

Lord Abbett serves as the investment adviser for the Fund. Subject to the supervision of the Board, Lord Abbett is responsible for managing the investment activities of the Fund and the Fund’s business affairs and other administrative matters. Mayur M. Lakhani, Todd L. Solomon, Eric P. Kang, and Kearney M. Posner are jointly and primarily responsible for the day-to-day management of the Fund.

The following table replaces the “Annual Fund Operating Expenses” table in the section under “Summary of Fund Expenses” beginning on page 27 of the prospectus:

Annual Fund Operating Expenses (as a percentage of net assets attributable to common Shares):

	Class A	Class I	Class U
Management Fees	1.25%	1.25%	1.25%
Distribution and Service (12b-1) Fees	0.75%	N/A	0.75%
Other Expenses	0.40%	0.40%	0.40%
Total Annual Fund Operating Expenses	2.40%	1.65%	2.40%
Fee Waiver and/or Expense Reimbursement[1]	(1.40)%	(1.40)%	(1.40)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[1,2]	1.00%	0.25%	1.00%

1 For the period from December 9, 2022 through April 30, 2024, Lord Abbett has contractually agreed to waive its fees and/or reimburse expenses to the extent necessary to limit total net annual operating expenses (excluding acquired fund fees and expenses, distribution expenses, interest expense, taxes, expenses related to litigation and potential litigation, investment expenses (such as fees and expenses of outside legal counsel or third-party consultants, due diligence-related fees, and other costs, expenses and liabilities with respect to consummated and unconsummated investments) and extraordinary expenses) to an annual rate of 0.25% for each class of shares. This agreement may be terminated only by the Fund’s Board of Trustees.

2 These amounts have been updated from fiscal year amounts to reflect current fees and expenses.

The section titled “Summary of Fund Expenses–Example” beginning on page 27 of the prospectus, is replaced in its entirety as follows:

The following example is intended to help you understand the various costs and expenses that you, as a holder of Shares, would bear directly or indirectly. The example illustrates the expenses that you would pay on a $1,000 investment in the Shares, assuming a 5% annual return:

Class	If Shares Are Redeemed				If Shares Are Not Redeemed
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Class I Shares	$3*	$32	$71	$178	$3	$32	$71	$178
Class A Shares	$35*	$79	$132	$277	$35	$79	$132	$277
Class U Shares	$10*	$56	$110	$259	$10	$56	$110	$259

* This amount does not reflect the imposition of a repurchase fee of 2.00%. If an investor were to redeem Shares that have been held for less than one year and the Fund were to impose the repurchase fee, the costs for 1 year would be $23 for Class I, $55 for Class A, and $30 for Class U.

The example above should not be considered a representation of future expenses. Actual expenses may be higher or lower than those shown. The example assumes that the Other Expenses set forth in the Annual Fund Operating Expenses table above are accurate, that the Total Annual Fund Operating Expenses (as described above) remain the same each year and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example.

The following table replaces the table in the subsection under “Management of the Fund–Portfolio Managers” on page 68 of the prospectus:

Name	Since	Recent Professional Experience
Mayur M. Lakhani	Inception (September 2021)	Mr. Lakhani joined Lord Abbett in 2019. His prior experience includes serving as Partner & Portfolio Manager at Tricadia Capital Management; Senior Analyst, Portfolio Manager of BlueMountain Financial Holdings at BlueMountain Capital Management; Director & Senior Analyst–Special Situations Group at Deutsche Bank Securities; Associate Director–Retail/Consumer Investment Banking Group at UBS Investment Bank; and Associate, Investment Banking Group at Prudential Securities. He has worked in the financial services industry since 1998. He earned a BS in computer science from Cornell University and an MBA from the University of Pennsylvania’s Wharton School of Business.
Todd L. Solomon	Inception (September 2021)	Mr. Solomon joined Lord Abbett in 2019. His previous experience includes serving as Director of Research at TCW Distressed LLC; Managing Principal at Halcyon Capital Management LLC; Senior Vice President at Triage Capital Management LLC; Associate, Global Communications Group at Solomon Smith Barney; Associate, Investment Banking at Natwest Markets; and Analyst, Private Placement Group at Chase Securities. He has worked in the financial services industry since 1994. He earned a BA in managerial economics from Union College and an MBA from Columbia Business School at Columbia University.
Eric P. Kang	2022

Mr. Kang joined Lord Abbett in 2015. He began his career in the financial services industry in 1999. His previous experience includes serving as Principal, Senior Analyst at MidOcean Credit Partners; Senior Analyst at Bell Point Capital Management; Analyst, Fundamental Credit Group at Citadel Investment Group; Vice President and Associate, Principal Credit Group at Merrill Lynch; and Analyst, Investment Banking at

Name	Since	Recent Professional Experience
		Donaldson, Lufkin & Jenrette. He earned a BS from the Wharton School of Business at the University of Pennsylvania and an MBA from the Darden School of Business at the University of Virginia.
Kearney M. Posner	2022	Ms. Posner joined Lord Abbett in 2015 as an Associate and was subsequently promoted to Portfolio Manager and Managing Director. Her previous experiences includes serving as Director, Leveraged Finance, Associate Director, Middle Market Leveraged Finance, and Associate, High Yield Research at Metropolitan Life Insurance Company; Assistant Vice President, Financial Guaranty at Radian Group; Analyst, Private Wealth Management at Goldman Sachs & Co.; and Analyst, Fixed Income Investment Banking at Painewebber Inc. She has worked in the financial services industry since 1999. She earned a BS in international economics from Georgetown University and an MBA from the Wharton School of Business at the University of Pennsylvania. She also is a holder of the Chartered Financial Analyst® (CFA) designation.

The following paragraph is added to the section “Investment Advisory and Other Services, Fees, and Expenses” beginning on page 4-1 of the statement of additional information (“SAI”):

Contractual Fee Waivers and Expense Limitation. For the period from December 9, 2022 through April 30, 2024, Lord Abbett has contractually agreed to waive its fees and/or reimburse expenses to the extent necessary to limit total net annual operating expenses (excluding acquired fund fees and expenses, distribution expenses, interest expense, taxes, expenses related to litigation and potential litigation, investment expenses (such as fees and expenses of outside legal counsel or third-party consultants, due diligence-related fees, and other costs, expenses and liabilities with respect to consummated and unconsummated investments) and extraordinary expenses) to an annual rate of 0.25% for each class of shares. This agreement may be terminated only by the Fund’s Board of Trustees.

The sections titled “Management of the Fund–Other Accounts Managed” and “Management of the Fund–Holdings of Portfolio Managers” on page 5-10 of the SAI are replaced in their entirety as follows:

Other Accounts Managed

There were no other accounts managed by Todd L. Solomon or Mayur M. Lakhani as of December 31, 2021. Eric P. Kang and Kearney M. Posner were newly added to the Fund and their other accounts managed will be reported in a future filing.

Holdings of Portfolio Managers

The following table indicates the dollar range of securities beneficially owned by each portfolio manager in the Fund he or she manages, as of December 31, 2021 (or another date, if indicated). This table includes the value of securities beneficially owned by such portfolio managers through 401(k) plans and certain other plans or accounts, if any.

Ownership of Securities	Aggregate Dollar Range of Securities
Todd L. Solomon	$0-$50,000
Mayur M. Lakhani	$0-$50,000
Eric P. Kang[1]	N/A
Kearney M. Posner[2]	N/A

1 Eric P. Kang was newly added to the Fund effective December 9, 2022 and his aggregate dollar range of securities will be reported in a future filing.

2Kearney M. Posner was newly added to the Fund effective December 9, 2022 and her aggregate dollar range of securities will be reported in a future filing.

Please retain this document for your future reference.